Filed by Sears, Roebuck and Co.

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
of 1934

Subject Company:
Sears Holdings Corporation
(Registration No. 333-120954)

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kmart Holding Corporation and Sears, Roebuck and Co., including cost and revenue synergies of the proposed transaction, expected accretion to earnings, future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Kmart’s and Sears’ management and are subject to significant risks and uncertainties. Actual results, performance or achievements may be materially different from those expressed or implied in such forward-looking statements.

     The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Kmart and Sears stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to quickly realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; competitive conditions in retail and related services industries; changes in consumer confidence, tastes, preferences and spending; the availability and level of consumer debt; the successful execution of, and customer response to, strategic initiatives, including the Full-line Store strategy and the conversion and integration of the Kmart stores and other new store locations; the pace of growth in store locations, which may be higher or lower than anticipated; the possibility that new business and strategic options for one or more business segments will be identified, potentially including selective acquisitions, dispositions, restructurings, joint ventures and partnerships; trade restrictions, tariffs, and other factors potentially affecting the ability to find qualified vendors and access products in an efficient manner; the ability to successfully implement initiatives to improve inventory management capabilities; the outcome of pending legal proceedings; anticipated cash flow; social and political conditions such as war, political unrest and terrorism or natural disasters; the possibility of negative investment returns in any pension plans; changes in interest rates; volatility in financial markets; changes in debt ratings, credit spreads and cost of funds; the possibility of interruptions in systematically accessing the public debt markets; general economic conditions and normal business uncertainty; and the impact of seasonable buying patterns, which are difficult to forecast with certainty. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Kmart’s and Sears’ results to differ materially from those de-

scribed in the forward-looking statements can be found in the 2003 Annual Reports on Forms 10-K of Kmart and Sears filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

     Stockholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Kmart and Sears, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Kmart Holding Corporation, 3100 West Big Beaver Road, Troy, Michigan, 48084, Attention: Office of the Secretary, or to Sears, Roebuck and Co., 3333 Beverly Road, Hoffman Estates, Illinois, 60179, Attention: Office of the Secretary.

     The respective directors and executive officers of Kmart and Sears and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kmart’s directors and executive officers is available in its proxy statement filed with the SEC by Kmart on April 8, 2004, and information regarding Sears’ directors and executive officers is available in its proxy statement filed with the SEC by Sears on March 22, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * *

Q4 2004 Earnings Conference Call

January 27, 2005

Operator

•	Standard call instructions and introduction

Scott Bohaboy – Safe Harbor Statement and Introduction

•	Thank you. Good morning everyone. Thanks for being with us. Before we begin, I’d like to provide our usual caution that this morning’s call contains forward-looking statements such as Company expectations about our plans, future initiatives and expectations. These statements are based on assumptions about the future that are subject to risks and uncertainties, such as the successful completion and timing of our pending merger with Kmart, competitive conditions, and changes in consumer confidence and spending. Actual results might differ materially from those projected in these forward-looking statements. This call also includes references to performance measures that are non-GAAP measures. For further information about factors that could cause actual results to differ, and a further description of non-GAAP measures, please see this morning’s press release, dated January 27th, 2005, our 2003 Annual Report and Form 10-K, and supporting slides for this conference call, all of which are available in the Investor Relations section of sears.com.

•	I also note that Sears Holdings Corporation has filed a Registration Statement on Form S-4 with the SEC (SEC File Number 333-120954), which includes a joint proxy statement – prospectus that, when finalized, will be used to solicit proxies for the proposed business combination. Please read the final joint proxy statement – prospectus when it becomes available.

•	This call is being webcast and will be archived and available on our website.

•	Participating on the call this morning are Alan Lacy, Chairman and Chief Executive Officer, and Glenn Richter, Executive Vice President and Chief Financial Officer.

•	I’ll now turn the call over to Alan.

Alan Lacy – Overview

•	Thank you, Scott. Good morning everyone.

•	I’ll provide some overall thoughts on our fourth quarter and full-year performance, and then turn it over to Glenn who will follow with more details on the financial results. I’ll then come back and offer some final comments, including a quick update on our pending merger with Kmart.

Q4 2004 Earnings Conference Call

January 27, 2005

•	However, before moving on to our results, I have a couple housekeeping items... Due to the proposed merger, there will be a change in the content and format of this call. As I’m sure you are aware, we are in the process of the Federal Trade Commission review of our Hart-Scott-Rodino filing, as well as finalizing the S-4 registration statement for the new company, Sears Holdings Corporation, with the SEC. Due to these ongoing regulatory reviews, we are unable to provide any significant additional information about the merger at this point in time. As a result, we will not be hosting a question and answer session following our prepared remarks. Of course, if you still have questions regarding our fourth quarter or full-year 2004 results following this call, you can call Scott Bohaboy, our Director of Investor Relations with your questions.

•	Secondly, while I am very pleased with the significant progress that has been made to date on the merger integration planning, we are still early in this process. As a result, we will not be providing any commentary around our fiscal 2005 earnings expectations for Sears, Roebuck and Co. or Sears Holdings Corporation.

•	Now turning to our financial results.... Overall, our fourth quarter earnings results came in well within our expectations and previously announced guidance.

•	As noted in our press release this morning, we reported net income for the fourth quarter of $378 million, or $1.76 per share on flat domestic comparable store sales. Included in this reported income number were three significant items:

•	$32 million of revenue and pre-tax income resulting from the securitization of a portion of Sears Canada’s credit card receivables;

•	a pre-tax expense of $13 million related to various merger-related costs;

•	and finally, $13 million of interest expense attributable to the legacy Credit-related debt remaining on our balance sheet.

•	After consideration of these items, as well as other items to be covered by Glenn later in today’s call, earnings per share would have been $1.79 compared to $1.99 last year.

•	Let me now take a few minutes to recap our performance over the past year.

•	Overall, 2004 was very challenging from a financial perspective as there were several factors that negatively impacted our results. Collectively, the disruptions from our store repositioning efforts, weak seasonal transitions, a challenging competitive environment, and sub-optimal inventory levels, particularly in apparel, weighed on our results in 2004.

•	Despite our disappointing financial performance in 2004, I was pleased with the progress made during the year in the repositioning of our core retail business.

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January 27, 2005

As you are aware, for the last three years we have been focused on repositioning our core business, the Full-line stores, through improving our merchandise offerings, enhancing our customers’ shopping experience, and creating a lower cost, more efficient operating model.

•	From a merchandising perspective, we made solid improvements across many of our key businesses in 2004. I’d like to take a moment to highlight a few of these enhancements:

•	Starting with Consumer Electronics... In September, we completed a reset of the electronics department in nearly all of our stores. In conjunction with the reset, we narrowed and sharpened our focus on the three core product categories most relevant to our customers: Video, Digital Imaging and Family Fun. To date, our customers’ response to the changes has been very encouraging with same store sales of Consumer Electronics increasing low-single digit [+2.7%] in the fourth quarter of 2004.

•	Within Home Appliances, our enhanced merchandise offering was a key driver behind our ability to grow our already leading share of the U.S. major home appliance market. According to the Stevenson Company, our market share for the fourth quarter of 2004 was 37.5 percent, an increase of 100 basis points versus the fourth quarter of the prior year. We sell more major home appliances than Lowe’s, Home Depot and Best Buy combined.

•	During the year, we continued to bring the most innovative products available on the home appliance market to our customers. For example, in 2004 we introduced the Kenmore Elite HE4T, the next generation of high-efficiency washing machines and dryers; the Trio Refrigerator with PUR water filtration built into the door; and the Turbozone dishwasher, which uses a high water pressure manifold to get even baked-on food off cookware and dishes. These innovative products have been very well received by our customers, and represent just one of the reasons why Sears is the leading Home Appliance retailer in the United States.

•	Due to lapping very favorable weather and a strong mid-teens [+16.1%] same store sales result in 2003, our Lawn & Garden business posted a low- single digit comp decline in 2004 [-1.0% in ‘04]. That being said, in several key product categories we expanded our assortments and improved even further on last year’s successes. Specifically, we observed very strong comp sales of grills, patio furniture, power trimmers, generators, outdoor storage products and lawn mowers. In total, comp sales of those six key product categories increased in the high-single digit range [+8.1%] for the year.

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January 27, 2005

•	While our Apparel sales were disappointing in 2004, I am confident that the business is on the right track. We have made significant strides in improving the quality and fashion content of our apparel offerings, and we remain focused on further enhancing our assortment through the broader rollout of our exclusive A|Line and Structure brands this Spring. In addition, we will leverage the learnings that have been developed over 2004 on our in-store merchandising of the Lands’ End brand, and will continue to refine our assortments in order to more effectively match customer demographics and buying patterns.

•	Furthermore, we expect to build on the success of our more fashion-forward brands like Apostrophe, which posted a mid-twenties [+26.2%] same store sales increase for the year. Finally, we will continue to look for strong national brands to supplement our private label offerings.

•	In addition to improving the overall quality of our assortments, we remain focused on enhancing our inventory planning and replenishment processes. Specifically, in 2004 we launched initiatives aimed at optimizing our assortments based on store-specific demographics, improving our inventory replenishment efforts, and enhancing the efficiency of our seasonal transitions.

•	Much progress was also made this year in enhancing our customers’ shopping experience. We continued to focus on increasing store accountability with an emphasis on improved customer service levels, and have enhanced our associate training programs by more effectively leveraging the feedback we receive from our customers every day. In addition, we continued to improve the merchandising of our products through improved visuals, better signage and new fixtures. All of these improvements are resonating with our customers, with overall customer satisfaction scores improving by over 15 percent versus last year, and over 40 percent versus 2002 levels [38.8% in ’04, 33.4% in ’03, 27.5% in ‘02]. While there is still more to do, our associates have made great strides in providing our customers with the excellent service they expect from Sears.

•	Several of our other businesses reported strong results in 2004...

•	Overall, our Specialty Store group reported a low-single digit comp sales increase [+1.8%] for the year. This result was driven by comp sales growth in all of our key Specialty formats, led by The Great Indoors with a positive mid-single digit comp [+4.3%], and low-single digit increases at both our Dealer [+0.9%] and Hardware [+1.8%] store formats.

•	Within our Direct to Customer business we leveraged Lands’ End’s industry-leading Customer Direct capabilities and began offering apparel on our sears.com website in September. For the full year, sears.com experienced very strong growth, as total sales increased over 40 percent [+44.6%] versus

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January 27, 2005

a year ago. The domestic Lands’ End Direct business was down mid-single digit [-5.3%] in 2004, however, we finished the year on a stronger note with a solid increase in year-over-year sales in the all-important month of December.

•	Our Home Services business had another solid year of revenue growth in 2004. Leading the way was our Home Improvement Services business, which experienced strong growth as more customers trusted Sears to upgrade their homes with quality installed windows, vinyl siding and kitchen remodeling services. In addition, our core Product Repair Services business benefited from a continued focus on providing our retail store customers with the best service available in the industry, as well as through various initiatives to significantly expand our relationships with key commercial customers.

•	Now turning to our productivity efforts...

•	We continued to make progress in lowering our cost structure in 2004. We launched a series of initiatives during the year aimed at streamlining our operations within the stores, headquarters and field support organizations. In addition, from a procurement standpoint, we made further progress in leveraging our preferred vendor relationships as well as strategic sourcing programs.

•	In addition to repositioning our Full-line stores and lowering our cost structure, we have been focused on growing our Full-line store base in off-mall locations that are more convenient, and closer to our customers. I was pleased with the progress we made off the mall in 2004. Throughout the year, we observed a strong customer response to our new off-mall stores, which further validates the viability of this growth strategy. Sales in the new stores continue to exceed expectations, and we continue to observe very high levels of cross-shopping, trips per household and overall customer satisfaction in the stores. Obviously, as part of the merger, we have the opportunity to build on these strong results and accelerate the growth of our Full-line stores in excellent off-mall locations.

•	With that, I’ll turn the call over to Glenn.

Glenn Richter – Financial Review

•	Thank you, Alan.

•	Over the next 10 minutes, I will provide a detailed review of our fourth quarter results. Recognizing that there have been numerous changes in our business over the past 12 months, and that we moved from a four segment to a two segment reporting structure at the beginning of this year, I will explain the comparability of our fourth quarter results to you. Given the complexity of the comparisons to prior year results, we have included a series of slides on the

Q4 2004 Earnings Conference Call

January 27, 2005

Investor Relations page of sears.com that are intended to help you make “apples to apples” comparisons between 2003 and 2004 results.

•	As Alan mentioned, our fourth quarter earnings came in well within our expectations and previously announced guidance. We reported net income of $378 million, or $1.76 per share, on a base of 214.3 million average common and dilutive common equivalent shares outstanding. In the fourth quarter of 2003, we reported net income of $2.75 billion, or $10.84 per share, on a base of 253.6 million common and dilutive common equivalent shares. Of course, the fourth quarter 2003 earnings include the gain on the sale of the Credit and Financial Products and National Tire and Battery businesses.

•	In order to appropriately reconcile and compare our fourth quarter pretax income results with those reported last year, several items need to be considered. These items, which are detailed in the first of the three supplemental slides, include:

•	The revenue and income from the securitization of a portion of Sears Canada’s credit card receivables in 2004;

•	Various merger related expenses incurred in the fourth quarter of 2004;

•	The negative carrying costs associated with the remaining Credit legacy debt on our balance sheet in both 2003 and 2004;

•	The loss resulting from our early retirement of debt through our debt tender and related liability management activities following the sale of the Credit business in the fourth quarter of 2003;

•	The gain on the sale of the domestic Credit and Financial Products and National Tire and Battery businesses in the fourth quarter of 2003;

•	And lastly, the partial quarter of operating income in the fourth quarter of 2003 attributable to the NTB and Credit businesses net of the benefit from our ongoing credit alliance with Citigroup.

•	After consideration of these reconciling items, pre-tax earnings of $608 million, or $1.79 per share after-tax, would have been reported in the fourth quarter of 2004. This compares with pre-tax income of $864 million, or earnings of $1.99 per share after-tax, in the fourth quarter a year ago. Note that the fourth quarter 2003 result does not include any impact related to the change in our accounting for domestic retirement plans. As you will recall, at the beginning of 2004 we adopted a more preferable method of accounting for our retirement plans. The new method provides for more immediate recognition of experience gains and losses in these plans. Had we adopted this method of accounting for retirement plans as of the beginning of 2003, a $588 million pension expense would have been recorded in the fourth quarter of 2003.

•	Now, let me walk through the quarter’s results by business segment. As a reminder, at the beginning of 2004 the Company moved from four to two financial

Q4 2004 Earnings Conference Call

January 27, 2005

reporting segments, a Domestic segment and a Canadian segment. The Domestic segment is comprised of the former Retail and Related Services and Corporate and Other segments, and it includes the revenues earned from our ongoing alliance with Citigroup.

•	Beginning with the Domestic Segment...

•	Overall, the Domestic Segment reported operating income of $471 million in the quarter. This result compares with operating income of $49 million reported the prior year, with the fourth quarter of 2003 benefiting from an additional week in the fiscal quarter. The fourth quarter 2003 results included an operating loss of $642 million from the divested Credit and Financial Products business, and operating income of $6 million from the divested NTB operation. The Credit business’ operating loss was driven by a pre-tax charge of $791 million related to our early retirement of debt following the sale of the business to Citigroup.

•	Merchandise sales and services revenues were $9.6 billion in the quarter, a decrease of 5.5 percent versus the fourth quarter 2003 result. This decrease in revenues was primarily attributable to having one extra week in our fiscal fourth quarter in 2003, which drove approximately $560 million of incremental revenue, as well as an $80 million year-over-year reduction in revenues due to the divestiture of NTB in December of 2003. Domestic comparable store sales, excluding the extra week in the fourth quarter of 2003, decreased 0.2 percent during the quarter.

•	Within the Full-line stores, comparable store sales decreased low-single digit [-0.8%] in the quarter.

•	Within the Home Group, which includes the traditional Hardlines categories as well as Home Fashions, fourth quarter same store sales were flat [+0.1%].

•	Comparable store sales within Home Appliances were up low-single digit [+3.3%] during the quarter with comps sales gains being reported in all major appliance categories, specifically laundry, refrigeration and cooking and cleaning.

•	Our Consumer Electronics business continued to gain momentum following our reset of the business over the summer. Comp store sales increased low-single [+2.7%] during the fourth quarter, with particular strength observed in Plasma and LCD televisions [+118.7%], Digital Cameras [+173.7%], A/V accessories [+29.6%] and entertainment software [+$17.6M or +235.6%].

Q4 2004 Earnings Conference Call

January 27, 2005

•	Overall Home Improvement comp sales fell low-single digit [-1.9%] in the fourth quarter, in part due to overlapping a high-single digit [+9.4%] comp sales increase during the fourth quarter of 2003. Despite the difficult comparison, several key Home Improvement product categories, including hand tools, outdoor storage products, stair stepper fitness gear and toys performed particularly well.

•	Finally, while comps in our Home Fashions business declined mid-single digit [-4.3%] for the quarter, we continue to observe stronger results within the product categories that were reset earlier in the year.

•	In the Apparel and Accessories group, overall fourth quarter comparable store sales declined in the low-single digit [-2.9%] range, with same store sales of both wearing apparel [-3.4%] and accessories [-2.0%] declining low-single digit. This overall result was in line with our expectations and represents an improving trend from the third quarter’s result [-8.1%], with improved traction in several key categories in the fourth quarter. Most notably, within our core Women’s Ready-to-Wear business, comparable store sales of Sportswear [+2.3%], Outerwear [+2.4%] and Juniors [+0.5%] all reported same store sales increases.

•	Consistent with the trend observed through most of the year, comp sales of our more fashion-forward product continued to be strong. Same store sales of the Apostrophe brand exceeded our expectations and grew in the low-twenties range [+22.3%] versus the fourth quarter of 2003. The sales success of the more fashionable product, however, was more than offset by soft demand for more classically-styled “basic” apparel.

•	Within the Accessories group, Footwear comps increased low-single digit [+1.1%], with particular strength observed in our Kid’s [+9.6%] and Athletic [+3.1%] shoe businesses, which were up low-double and low-single digit, respectively. Lands’ End branded footwear also performed particularly well during the fourth quarter [+11.8%].

•	Finally, our specialty retail formats posted a solid mid-single digit [+3.7%] comparable store sales increase for the quarter. The Great Indoors led the group with a low-double digit [+12.1%] comp sales increase, and both the Hardware [+3.1%] and Dealer [+1.2%] store formats reported low-single digit increases.

•	Our domestic gross margin rate in the fourth quarter of 2004 decreased 200 basis points. As indicated on last quarter’s call, we were anticipating that product receipts, particularly in apparel, would outpace our revised fourth

Q4 2004 Earnings Conference Call

January 27, 2005

quarter sales outlook. This turned out to be the case, and as a result, we employed an in-season clearance strategy on slower moving inventory items. A balance of sale shift to our lower margin home businesses also impacted our gross margin during the quarter.

•	In order to make a valid comparison between our fourth quarter gross margin rate and last year’s result, certain adjustments need to be made. These adjustments, which are reflected on the second of the three supplemental slides posted on our website, include accounting for the impact of business divestitures and pro forma revenues earned from our credit alliance with Citigroup. After making these adjustments, the year-over-year gross margin decline remained at 200 basis points in the quarter.

•	On a reported basis, domestic SG&A expenses as a percentage of total revenues increased 70 basis points during the fourth quarter.

•	Referring to the third and last of the supplemental slides... After making adjustments for divested businesses and the marketing support received through our credit alliance with Citigroup, SG&A on a dollar basis declined by approximately $60 million versus the fourth quarter 2003. SG&A as a percentage of sales, however, would have increased by approximately 30 basis points versus a year ago on a comparable basis. The increase in the SG&A rate was attributable to a reduction in expense leverage resulting from our lower revenues in the fourth quarter of 2004 versus the year earlier. As you will recall, the fourth quarter of 2003 benefited from having an extra week that drove approximately $560 million of incremental revenue.

•	Turning to inventories...

•	Compared to last year, domestic retail inventories were up $106 million, or 2.0 percent on a FIFO basis.

•	Within the Home Group, inventory levels finished the quarter approximately 2% higher than year ago levels, primarily due to increases in Consumer Electronics inventories. The higher inventory position within the electronics business is the result of our reset of the business, which included stocking additional units of strong selling products, including thin screen TV’s, digital cameras and DVD software. We do not foresee having any inventory issues within Consumer Electronics as this inventory is new product and of very high quality.

•	Within the Apparel and Accessories group, inventory levels finished the quarter flat [+0.2%] versus year ago levels. Due to the accelerated markdown strategy employed during the fourth quarter as well as our ability to cancel certain receipts in Fall, we exited the quarter in a satisfactory apparel inventory position.

Q4 2004 Earnings Conference Call

January 27, 2005

•	Now turning to the Canadian Segment...

•	Sears Canada reported operating income of $140 million, compared with $109 million in the same period a year ago. Total revenues increased 4.0% to $1.6 billion during the quarter largely due to favorable currency exchange rates. In addition, Sears Canada amended certain provisions of its credit card receivables program, which resulted in the recognition of $32 million of revenue and operating income from the sale of receivables. On a Canadian dollar basis, comparable store sales decreased 1.7% during the quarter. [$1CAN = $0.82US in 4Q04; $1CAN = $0.76US in 4Q03]

•	Due to an unfavorable sales mix shift and a higher level of promotional activity, Sears Canada’s gross margin rate declined 90 basis points in the quarter to 30.0 percent, from 30.9 percent in the fourth quarter of 2003. Selling and administrative expenses as a percentage of revenues, however, improved by 180 basis points [to 21.7%] in the fourth quarter versus the prior year. This improvement was driven by a $15 million reduction in SG&A, which was primarily the result of lower payroll and benefit expenses.

•	Turning quickly to our balance sheet...

•	Overall, we continue to maintain a very strong balance sheet and financial position. In the fourth quarter, we retired $150 million of domestic term debt, and ended the year with $2.7 billion of gross domestic term debt. Domestic cash and short-term investment balances as of the end of the quarter totaled $4.1 billion.

•	Finally, working with the Kmart team, we launched the syndication process for a new five-year, $4.0 billion secured revolving credit facility for Sears Holdings Corporation last week. The facility, which is anticipated to be used to fund working capital needs and other general corporate purposes, has been very well received as it is already over-subscribed. We currently have commitments totaling approximately $5.7 billion from 16 financial institutions. We anticipate completing the arrangements for this facility in advance of completing the merger. The facility, however, will not go into effect until the merger is finalized.

•	That concludes my discussion on the financials. I will now turn the call back over to Alan.

Alan Lacy – Concluding Remarks

•	Thank you, Glenn.

•	Again, let me reiterate that while we finished the year on a stronger note, I am disappointed with our overall financial performance in 2004. Importantly,

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January 27, 2005

however, significant progress was made on our two key strategic initiatives, repositioning our core retail business, the Full-line stores, and expanding off the mall. The progress made in 2004 on both of these fronts has better positioned Sears for success going forward.

•	As we discussed back on November 17th, the day our merger with Kmart was announced, one of the key reasons that this merger was particularly compelling was that the combination of the two companies would accelerate both of our pre-existing strategies.

•	From Sears’ perspective, we are very excited about having the opportunity to rapidly grow off-mall in locations closer, and more convenient to our customers. We are now two years into our off-mall growth strategy, and I continue to be very encouraged by the results being posted by our off-mall Full-line stores. As I mentioned earlier, our customers have responded very favorably to the stores, and we are gaining market share in each of the locales where we have opened a new off-mall location. Moreover, the significant amount of work that has been done to develop, launch and operate these off-mall stores should be extremely beneficial following the merger. Specifically, we plan on converting several hundred Kmart locations to Sears’ nameplates over the next three years, which will represent the largest expansion of Sears store locations in our 119-year history. The stores to be converted will predominately be located in key urban and high-density suburban markets, which feature customer demographics and average income levels that match those of a typical Sears shopper.

•	The merger will also greatly accelerate Kmart’s strategy of differentiating its product offerings from those of its key competitors. Post merger, Kmart should significantly benefit from the planned cross-sharing of several of Sears’ leading proprietary brands.

•	In addition, the merger will present opportunities to capture significant revenue and cost synergies, including merchandise and non-merchandise purchasing, distribution and other SG&A expenses. By successfully leveraging these opportunities, coupled with an even greater focus by management on disciplined capital allocation, I am confident that Sears Holdings will be well positioned to successfully compete in today’s retail landscape.

•	The merger planning process is going well. We are now two months into this process and I am very encouraged with the progress that has been made to date. We have twelve separate merger planning teams, each with executive management representation from both companies, working on different facets of the merger planning process. The learnings being developed by these teams have continued to reinforce the compelling aspects of this merger.

Q4 2004 Earnings Conference Call

January 27, 2005

•	Finally, based upon all of the progress made to date, we continue to expect to close this transaction in March.

•	That concludes our prepared remarks, and I thank you for listening to today’s call.

$ millions, except per share	13 Weeks Ended January 1, 2005 Pretax	13 Weeks Ended January 1, 2005 Per Share	14 Weeks Ended January 3, 2004 (2) Pretax	14 Weeks Ended January 3, 2004 (2) Per Share
Sears, Roebuck and Co. As Reported:				
Income before income taxes, minority interest and cumulative effect of change in accounting principle	$ 614		$ 4,393	
Earnings per share		$ 1.76		$ 10.84
Significant items:				
Sears Canada Securitization of Receivables	(32)	(0.05)	-	-
Merger related Costs	13	0.04	-	-
Negative carry related to Credit legacy debt and related debt retirement costs	13	0.04	18	0.04
Loss on early retirement of debt	-	-	791	1.98
Gain on the sale of domestic Credit & Financial Products business	-	-	(4,143)	(10.38)
Gain on the sale of National Tire & Battery business	-	-	(81)	(0.20)
Divested businesses				
Operating income	-	-	(155)	(0.39)
Zero-percent financing costs	-	-	28	0.07
Pro forma revenues earned under Citigroup alliance	-	-	13	0.03
Total divested businesses	-	-	(114)	(0.29)
Adjusted:				
Income before income taxes, minority interest and cumulative effect of change in accounting principle	$ 608		$ 864	
Earnings per share		$ 1.79		$ 1.99
Average common equivalent shares outstanding		214.3		253.6

(1) These items relate to the deconsolidation of Sears Canada's securitized receivables, costs associated with the pending merger with Kmart Holding Corporation and results of operations of divested businesses. Items like these affect the Company's results from time to time. However, the amounts of these types of items vary significantly from period to period and have a disproportionate effect on the periods presented, which affects the comparability of the Company's financial performance. Management considers the total impact of these items, along with reported results, when it reviews and evaluates the Company's financial performance.

(2) Excludes the 2003 impact of $688 million assuming the change in accounting for retirement plans had occurred at the beginning of fiscal 2003.

Q4 2004 Earnings

01/27/05

Sears

Slide 1: Summary of Certain Significant Items Affecting Consolidated Results (1)

Slide 2: Q4 Domestic Gross Margin Rate Comparison

$ millions

	13 Weeks Ended January 1, 2005	14 Weeks Ended January 3, 2004	
Total Domestic Merchandise Sales and Services			
Reported Domestic Merchandise Sales and Services	$9,627	$10,187	
Divested businesses	$0	($83)	
Pro forma revenues earned under Citigroup alliance	$0	$13	
Adjusted Domestic Merchandise Sales and Services	$9,627	$10,117	
Domestic Gross Margin			
Reported Domestic Gross Margin	$2,622	$2,972	
Divested businesses	$0	($27)	
Pro forma revenues earned under Citigroup alliance	$0	$13	
Adjusted Domestic Gross Margin	$2,622	$2,958	
Domestic Gross Margin as a % of Total Domestic Merchandise Sales and Services			B/(W)
Reported	27.2%	29.2%	(200) bps
Adjusted	27.2%	29.2%	(200) bps

Q4 2004 Earnings

01/27/05

Sears

Slide 2: Q4 Domestic Gross Margin Rate Comparison

Slide 3: Q4 Domestic Selling & Administrative Rate Comparison

$ millions	13 Weeks Ended January 1, 2005	14 Weeks Ended January 3, 2004	
Total Domestic Revenues			
Reported Total Domestic Revenues	$9,627	$10,713	
Divested businesses	$0	($609)	
Pro forma revenues earned under Citigroup alliance	$0	$13	
Adjusted Total Domestic Revenues	$9,627	$10,117	
Domestic Selling and Administrative			
Reported Domestic Selling and Administrative	$1,931	$2,083	
Merger-related costs	($13)	$0	
Divested businesses	$0	($73)	
Zero percent financing charges	$0	($28)	
Adjusted Domestic Selling and Administrative	$1,918	$1,982	
Domestic Selling and Administrative as a % of Total Domestic Revenues			B/(W)
Reported	20.1%	19.4%	(70) bps
Adjusted	19.9%	19.6%	(30) bps

Q4 2004 Earnings

01/27/05

Sears

Slide 3: Q4 Domestic Selling & Administrative Rate Comparison